SIDERURGICA VENEZOLANA “SIVENSA”, S.A.

RECEIVED

2008 MAY 30 A 11: 13

Caracas, May 13, 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMISSION FILE
NO. 82-3080

08002919

SUPPL

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

Víctor Vera
Alternate Judicial Representative

PROCESSED
JUN 02 2008
THOMSON REUTERS

dlw 5/30

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707.62.80
Fax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

FOR IMMEDIATE DISTRIBUTION

SIVENSA REPORTS RESULTS FOR THE SECOND QUARTER OF THE FISCAL YEAR

Caracas, April 30, 2008. Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales of US$230 million during the second quarter of the 2008 fiscal year, which ended on March 31, 2008. This figure is 17% higher than the sales recorded for the same quarter of the preceding fiscal year. The operating profit was US$ 40 million, compared to US$ 31 million for the January-March 2007 period. The net profit attributable to Sivensa shareholders was US $ 15 million, compared to a net profit of US$ 13 million for the same period of the preceding fiscal year.

Sivensa's operating profit increased by US$ 9 million as compared to the same quarter of the previous year. This increase is mainly explained by the *Other Operating Income, Net* item, which includes the results of Treasury operations.

Interest and other financing expenses decreased by 20% to US$ 14 million. This difference is the net result of lower interest paid by IBH and higher interest paid by Sidetur, respectively, due to a decrease in debt to banks in the case of IBH, and to a slight increase of debt in the case of Sidetur.

In the balance sheet, long term liabilities show a decrease in Long-Term Loans from US$ 476 million on March 31, 2007 to US$ 341 million on the same date in 2008. This net reduction is due to the foreclosure on accounts receivable by Venprecar creditor banks during this quarter, based on guarantees arising from loan contracts granted in 1997.

MARKETS

The Venezuelan construction industry, whose supply is Sidetur's main priority, has shown a steady growth due to public spending based on high oil income, which has allowed the government to increase investments on infrastructure works and low-income

housing programs. Likewise, the private sector has continued developing housing, office and large-scale shopping mall projects.

Prices of long steel products in the international market have been impacted by the high domestic demand, reducing the export capacity of traditional exporters such as Brazil, Russia, Ukraine, Turkey, and China. The recent increase in the price of iron ore has also been a factor behind rising prices, marking the fourth consecutive year the price of this raw material has increased substantially.

The average FOB price of the IBH pre-reduced iron briquette at the Port of Palúa was US$ 294.79/MT, compared to US$ 219.02/MT for the same period of the 2007 fiscal year (January-March 2007), and to US$ 287.09/MT [1] during the preceding quarter (October-December 2007). This increase reflects the restricted supply in the international metallics market (raw materials for steel mills), as well as the pressure that the increasing demand for steel is exerting on markets.

ANALYSIS BY BUSINESS SECTOR

Steel

Sidetur's sales for the January-March 2008 quarter were US$ 127 million, 14% higher than its sales for the same period of the preceding fiscal year. This increase is primarily due to the impact of international economy on the price of some long steel products, as well as to a steady activity in the domestic construction, manufacturing and infrastructure sectors.

In accordance with the investment program that was announced in previous reports, the shutdown of the Casima steel mill located in Puerto Ordaz began on March 3, in order to install the new emissions control system, as well as other equipment, including a high-performance transformer with greater capacity, a new graphite and oxygen injection system, and a new continuous caster torch cutting system. In addition, major maintenance work will be performed during the shutdown. It is estimated that the plant will be able to resume operations in mid May.

Pre-reduced iron

IBH recorded sales of US$ 129 million during the January-March 2008 period, compared to sales of US $98 million for the same period of the preceding year. The combined

[1] The calculation of these average prices does not include domestic sales or by-products.

production of the Venprecar and Orinoco Iron plants was 434,736 MT, 15% lower than their joint production for the same quarter of the 2007 fiscal year. This decreased production is primarily due to the dearth of pellets for the Venprecar plant. Despite being able to import 31,763 MT of pellets during the quarter, the total volume of pellets received (from both domestic and imported sources) accounted for only 37% of the plant's requirements to produce at full capacity.

As of this date, no short-term solution has been identified to remedy the dearth of pellets. It is important to anticipate that the Venprecar plant will continue to limit its production to a volume representing approximately 60% of its installed capacity while this situation persists.[2]

DIVIDEND PAYMENT

As previously reported, at their regular meeting held on November 30, 2007, Sivensa shareholders approved to distribute a dividend in cash and a dividend in kind to the shareholders registered at December 10th. Even though the payment of said dividends was scheduled to commence on December 14, only the cash dividend was paid due to the fact that on December 6, the National Securities Commission mandated a suspension of the in kind portion of the dividend to allow for the clarification of certain aspects of said payment. Since that date, the company has been in close contact with the National Securities Commission with the purpose of having said suspension revoked. The company is currently awaiting a decision regarding this matter.

SOCIAL RESPONSIBILITY

During the quarter, the Fundametal Center for Applied Knowledge, an educational institution sponsored by Sivensa, developed its Welders Training Program as part of the company's ongoing initiatives to support the country's small and medium-sized industries. On this occasion the program benefited workers of seven companies affiliated to Asociación de Industriales Metalúrgicos y de Minería (AIMM), as well as non-working youths who were nominated for participation by these companies. The 260-hour curriculum requires a leveling phase to complement any experience the students might have already acquired (in the case of active workers) or high school studies (in the case of non-working youths).

[2] For additional information about IBH results for the quarter, please visit the website at www.ibh.com.ve.

As part of its objective to actively contribute to educate and train Venezuelan youths, provide them with the opportunity to learn a trade, achieve professional growth and make a contribution to the development of our country, for the past 32 years Fundametal has run the Apprenticeship Program, which currently has nearly 1,200 students. This Fundametal area carries out administrative and technical training programs in different vocational areas, including electronics, electricity, instrumentation and pneumatics.

Sidetur sponsored the *Eureka Award to the Future Industrial Designer,* an initiative that focuses on industrial design and architecture students enrolled in public and private institutions, in order to promote a spirit of innovation among Venezuelan youths through proposals that combine aesthetics with technical and practicality factors. In addition, the social impact of design in transforming and restoring public spaces is also evaluated. Forty ideas were presented during the event, and five prototypes were selected. There were three winning proposals.

During the quarter under analysis the Orinoco Iron and Venprecar plants awarded scholarships to 282 workers' children, to continue their studies at the elementary, secondary and college levels. As part of its human resources policy, the company also developed and offered the first Windows Applications and Internet courses, also benefiting the company workers' children.

In addition, 20 students of the Rafael Vegas and Gran Sabana de Fe y Alegría schools located in the Core 8 development in Puerto Ordaz, received scholarships as a reward and encouragement for their excellent academic performance.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising two business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries, and International Briquettes Holding, IBH, whose Venprecar and Orinoco Iron plants produce reduced iron briquettes to be used as a high-quality raw material in the steel industry. At March 31, 2008 Sivensa employed 2,741 workers.

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
MARCH 31, 2008

(Thousands of US dollars)

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	67,888	132,897
Restricted cash	64,678	-
Trading securities	8,200	213
Accounts receivable		
Trade and other	133,552	178,716
Related companies	95	159
Advances to suppliers	16,569	13,800
Inventories	122,557	123,709
Pre-paid expenses and other	18,803	10,662
Total current assets	432,342	460,156
Property, plant and equipment, revalued, net	1,435,303	1,343,786
Investments	61,407	94,439
Related companies	161	161
Deferred taxes	16,700	13,886
Deferred charges and other non-current assest	8,328	8,237
Total assets	1,954,241	1,920,665
Liabilities and shareholders' equity		
Current Liabilities		
Short-term bank loans	20,930	3,232
Short-term portion of long-term loans	5,000	1,866
Accounts payable		
Suppliers	105,890	115,660
Related companies and shareholders	64,004	99,003
Advances from suppliers	5,032	10,806
Profit sharing, vacations, and other personnel accruals	19,532	17,143
Taxes	15,776	9,166
Dividend payable	62,737	-
Other current liabilities	41,695	22,241
Total current liabilities	340,596	279,117
Long-term loans	341,042	475,551
Accounts payable to related companies and shareholders	-	10,787
Long-term supplier	-	3,110
Accruals for employee termination benefits, net of advances and loans to employees	17,023	16,855
Other long-term liabilities and accruals	71,222	51,639
Deferred taxes	222,057	206,115
Total Liabilities	991,940	1,043,174
Capital Stock	312,050	311,120
Share premium	8,222	8,222
Net effect of combination (merger) of subsidiaries	119,483	119,483
Revaluation of fixed assets	227,426	173,259
Difference between fair value and cost of shares of subsidiaries	130,029	130,029
Unrealized gain on available-for-sale investment	-	39,846
Unappropriated earnings:		
Legal Reserve	31,112	30,368
Déficit	(105,858)	(156,622)
Effect for translation	-	(1,333)
Total shareholders' equity majority	722,464	654,372
Minority interests	239,837	223,119
Total shareholders' equity	962,301	877,491
Total liabilities and shareholders' equity	1,954,241	1,920,665

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RESULTS
QUARTERS ENDED MARCH 31, 2008 AND 2007

(Thousands of US dollars, except average outstanding shares)

	2008 (*)	2007 (*)
Continuing operations		
Net sales		
Exports	102,080	86,563
Domestic	128,084	110,321
	230,164	196,884
Cost of sales	(208,637)	(161,833)
Gross profit	21,527	35,051
General, administrative expenses	(14,131)	(12,882)
Other operating income, net	32,734	8,652
Operating profit	40,130	30,821
Interests and other financing costs	(14,291)	(17,817)
Translation adjustment, net	(1,338)	(237)
	(15,629)	(18,054)
Profit before taxes	24,501	12,767
Taxes	(6,752)	(3,003)
Net profit from continuing operations	17,749	9,764
Discontinued operation		
Net profit from discontinued operation	-	2,977
Net profit	17,749	12,741
Net profit attributable to:		
Sivensa shareholders		
Continuing operations	14,908	11,620
Discontinued operations	-	1,425
	14,908	13,045
Minority interests in subsidiaries		
Continuing operations	2,841	(1,856)
Discontinued operations	-	1,552
	2,841	(304)
	17,749	12,741
Net profit per share attributable to Sivensa shareholders (in US$)	0.299	0.267
Weighted average of outstanding shares (in thousands)	49,831	48,830

(*) Restated for comparative purposes

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RESULTS
SEMESTERS ENDED MARCH 31, 2008 AND 2007

(Thousands of US dollars, except average outstanding shares)

	2008	2007 (*)
Continuing operations		
Net sales		
Exports	176,979	172,956
Domestic	246,207	213,091
	423,186	386,047
Cost of sales	(371,363)	(318,942)
Gross profit	51,823	67,105
General, administrative expenses	(35,298)	(28,348)
Other operating income, net	62,922	12,717
Operating profit	79,447	51,474
Interests and other financing costs	(29,023)	(34,114)
Translation adjustment, net	(609)	(784)
	(29,632)	(34,898)
Profit before taxes	49,815	16,576
Taxes	(13,601)	(8,377)
Net profit from continuing operations	36,214	8,199
Discontinued operation		
Net profit from discontinued operation	-	3,987
Net profit	36,214	12,186
Net profit attributable to:		
Sivensa shareholders		
Continuing operations	31,424	14,740
Discontinued operations	-	1,977
	31,424	16,717
Minority interests in subsidiaries		
Continuing operations	4,790	(6,541)
Discontinued operations	-	2,010
	4,790	(4,531)
	36,214	12,186
Net profit per share attributable to Sivensa shareholders (in US$)	0.634	0.342
Weighted average of outstanding shares (in thousands)	49,552	48,830

(*) Restated for comparative purposes

END